State Street Navigator Securities Lending Trust
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

Via EDGAR Correspondence

June 28, 2013

Mr. Vince DiStefano
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
State Street Navigator Securities Lending Trust (the “Trust” or “Registrant”), SEC File No. 811-07567, Comments Pursuant to Review of Amendment Number 27 to the Trust’s Registration Statement on Form N-1A (the “Filing”)

Dear Mr. DiStefano:

We are writing in response to comments you provided telephonically to David James, on June 12, 2013 with respect to the Filing.  The Filing was filed with the Securities and Exchange Commission (“SEC”) on April 26, 2013, on behalf of the Trust and its series (the “Funds”) to update standard information in the Funds’ registration statement.  On behalf of the Trust, we have set out below the SEC staff’s comments on the Filing, along with the Trust’s responses.

1.         Comment:  The Item 9 disclosure states that the weighted average duration of the Short-Term Bond Portfolio, after giving effect to all duration shortening positions, will be managed to be between one and 120 days.  Additionally, please disclose the expected maturity range of the securities that the Portfolio will purchase.

Response:  The Registrant states that the Short-Term Bond Portfolio is not operational at this time and that the Registrant will add the requested disclosure at such time as the Registrant’s next amendment to its registration statement is filed.

2.         Comment:  The SEC staff requests that the Registrant provide marked copies of the future amendments to its registration statement via email to the SEC staff.

Response:  The Registrant will provide marked copies of future amendments to its registration statement to the SEC staff via email.

You requested that the Trust make certain representations concerning the Filing and this response.  These representations are included as an exhibit to this letter.

Very truly yours,

/s/ David James
David James
Vice President and Managing Counsel
State Street Bank & Trust Company

EXHIBIT

June 28, 2013

Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
State Street Navigator Securities Lending Trust (the “Trust”), SEC File No. 811-07567, Comments Pursuant to Review of Amendment Number 27 to the Trust’s Registration Statement on Form N-1A (the “Filing”)

Dear Mr. DiStefano:

In connection with a response being made by letter of even date herewith on behalf of the Trust to comments you provided with respect to the Filing, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in the Filing;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Filing; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing is responsive to your request made on June 12, 2013.  Please do not hesitate to contact me at 617-662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David James
David James
Vice President and Managing Counsel
State Street Bank and Trust Company

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